

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 14, 2010

Ms. Elaine Lanfeng Zhao
Chief Financial Officer
China Power Equipment, Inc.
Room 602, 6/F
Block B, Science & Technology Park of Xi Dian University
No. 168 Kechuang Road, Hi-tech Industrial Development Zone
Xi'an, Shaanxi, China 710065

> **Re:** **China Power Equipment, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 333-147349**

Dear Ms. Zhao:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief